SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2012
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR 18/12

UHE Mauá startup

     Companhia Paranaense de Energia - COPEL, in compliance with CVM Rule 358/2002, informs the market that the 1st generating unit of the Hydroelectric Power Plant Mauá, with power generation capacity of 117 MW has started its operations on November 23, 2012.

     Other four generating units are going through tests and their startup will occur soon. Two of them, with power generation capacity of 117 MW each, together with the unit currently operating, compose the power plant’s main power house (power generation capacity of 350 MW). Other two units, with power generation capacity of 5.5 MW each, compose the supplementary power house (11 MW).

     UHE Mauá has power capacity of 361 MW and is located in Tibagi River, between the municipalities of Telêmaco Borba and Ortigueira. The right to build and operate the power plant for a 35-year term was won by the Energético Cruzeiro do Sul consortium composed of COPEL (51%) and Eletrosul (49%) during ANEEL Auction nº 04/2006 held on October 10, 2006. Approximately R$ 1.4 billion were invested to build this power plant and R$ 704 million were financed by BNDES (Brazilian Development Bank). The energy generated by this power plant – average 192 MW – was sold on the regulated market for 30 years, as of January 1, 2011 at the price of R$ 154.69/ MWh (reference - October 2012).

Curitiba, November 26, 2012.

Sincerely,
Ricardo Portugal Alves
CFO and Investor Relations

For additional information, please contact Copel’s Investor Relations team:
ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 26, 2012

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.